

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 30, 2015

<u>[Via E-mail]</u>
Kelly Kramer
Executive Vice President and Chief Financial Officer
Cisco Systems, Inc.
170 West Tasman Drive
San Jose, California 95134-1706

> **Re: Cisco Systems, Inc.**
> **Form 10-K for the fiscal year ended July 26, 2014**
> **Filed September 9, 2014**
> **File No. 000-18225**

Dear Mrs. Kramer:

   We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

> Sincerely,
>
> /s/ Stephen Krikorian
>
> Stephen Krikorian
> Accounting Branch Chief

cc: Prat Bhatt
   Senior Vice President, Corporate Controller, and Chief Accounting Officer